

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via E-mail
Mr. Rishi Varma
Vice President and General Counsel
TPC Group LLC
5151 San Felipe, Suite 800
Houston, TX 77056

> **Re:** **TPC Group LLC**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed August 30, 2011**
> **File No. 333-173804**

Dear Mr. Varma:

We have reviewed your registration statement and have the following comments.

Executive Compensation, page 122

Elements of Compensation for Named Executive Officers, page 127

Recent Developments, page 135

1. We note your added disclosure that you entered into a separation agreement with Mr. Batiz on August 29, 2011. Please tell us what consideration you gave to filing the agreement as an exhibit to the registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K. Please also tell us what consideration you gave to quantifying the amount of severance and welfare benefits Mr. Batiz is eligible to receive pursuant to the terms of his separation from the company.

TPC Group LLC Financial Statements, page F-1

Note C – Significant Accounting Policies, page F-34

23. Subsequent Events, page F-39

2. We note your disclosure that subsequent events have been evaluated through August 16, 2011, the date the financial statements were issued. Please further revise your disclosure to state the date through which subsequent events have been evaluated for the reissued financial statements (i.e., the date of the next amendment to the Form S-4). Please refer to ASC 855-10-25-4 and ASC 855-10-50-1 for guidance. Please also refer your auditors to AU Section 530 and paragraph 9 of AU Section 560 with regards to their report.

You may contact Tracey Houser at (202) 551-3736 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

cc: Via E-mail
        M. Breen Haire
        Baker Botts L.L.P.